NATIONAL TAX CREDIT PARTNERS, L.P.
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

May 10, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   National Tax Credit Partners, L.P.
      Form 10-KSB for the year ended December 31, 2004 File No. 0-18541

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to National Tax Credit Partners, L.P., a California limited partnership (the "Partnership"), in a letter dated April 26, 2005. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm

        1.Comment: Please file the report(s) of the independent accountants referenced by the principal accountants in their report, as required by Rule 2-05 of Regulation S-X.

          Response: The Partnership's auditors have advised us that their Report of Independent Registered Public Accounting Firm should not have referenced reliance on the audits of other auditors. The Partnership's auditors have provided a revised Report of Independent Registered Public Accounting Firm for inclusion with an amended Form 10-KSB to be filed with the Securities and Exchange Commission.

Note 1 - Organization and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

        2. Comment: You determined that nine of the entities in which the Partnership holds an interest at December 31, 2004 are VIEs and the Partnership is not the Primary Beneficiary of any of these entities. In a supplemental response, please tell us how you determined nine of the entities were VIEs and the remaining ten entities, of which the Partnership holds an interest of greater than fifty-percent in four of them after December 15, 2004, were not VIEs. In your response, please address the authority and obligations of the general partner(s) of the Local Limited Partnerships, and your relationship with the general partners. Finally, please quantify the equity investment at risk for each Local General Partner, net of any upfront fees received.

           Response: The Partnership first became involved with the local limited partnerships in the late 1980's and early 1990's. The Partnership historically has used the equity method of accounting for its investments in local limited partnerships. The individuals involved with the creation of the Partnership are no longer employed by National Partnership Investments Corp ("NAPICO"), the general partner of the Partnership. With the exception of one general partner that is wholly-owned by NAPICO and serves as the general partner of seven local limited partnerships, the general partners of the local limited partnerships are not affiliated with the Partnership or
           NAPICO. Accordingly, the Partnership's initial consideration of the requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R) was based primarily on documents related to the formation of the Partnership and the local limited partnerships in its adoption of FIN 46R and financial information available as of December 31, 2003 and 2004. There may be other facts and circumstances related to the Partnership's involvement with the local limited partnerships that might be relevant in making determinations required by FIN 46R; however, the Partnership necessarily based its determination upon those written documents available and other information that is currently available to the Partnership.

           The Partnership's determination that the local limited partnerships are variable interest entities ("VIE") was made based on consideration of paragraphs 5, 9 and 10 of FIN 46R. The Partnership specifically determined that four of the local limited partnerships are VIEs based on paragraph 5(b)(1) and that five of the local limited partnerships are VIEs based on paragraphs 5(a),9 and 10.

           With respect to the four local limited partnerships that were determined to be VIEs under paragraph 5(b)(1), the group of equity holders at risk was comprised only of its limited partners (the group that contributed the capital necessary to fund the acquisition of properties owned by local limited partnerships). The general partners were not considered to have equity at risk because their capital contributions were insignificant. Based on the terms of the related local limited partnership agreements, the limited partners were not deemed to have the right to make decisions that have a significant effect on the operations or success of the local limited partnership. Therefore, these four local limited partnerships were determined to be VIEs and no further evaluation under paragraph 5 was necessary.

           With respect to five local limited partnerships that were determined to be VIEs under paragraphs 5(a),9 and 10, the Partnership determined based on review of the audited financial statements of the local limited partnerships and other available financial information, that each of the local limited partnerships had insufficient equity investment at risk to permit the local limited partnerships to finance their activities. Accordingly, these five local limited partnerships were determined to be VIEs.

          The  Partnership's   determination  that  ten  of  the  local  limited
          partnerships   are  not  VIEs  was  made  based  on  consideration  of
          paragraphs 5, 9 and 10 of FIN 46R.

           With respect to these ten local limited partnerships, the Partnership determined that the capital contributions of the general partners and the limited partners were significant and therefore the group of equity holders at risk was comprised of both the general partner and the limited partner. The Partnership further determined that the general partner controls and manages the day-to-day activities of the local limited partnerships and therefore the group of equity holders at risk were deemed to have the right to make decisions that have a significant effect on the operations or success of the local limited partnership.

           The Partnership noted that each general partner's relationship with the local limited partnerships involves the following significant activities related to its rights and obligations under the related limited partnership agreements:

               o The general partner shall manage and conduct the business of the local limited partnerships;

               o Employees of the general partner (or its affiliates) are actively involved in managing the operations of the local limited partnerships

               o The general partner has the obligation to fund any recourse obligations of the local limited partnerships

               o The general partner is authorized to borrow funds, execute and issue mortgage notes and other evidences of indebtedness

               o The general partner shall operate the local limited partnerships and shall cause the management agents to manage the properties in such a manner that the properties will be eligible to receive applicable tax credits

               o The general partner shall promptly take any and all action which may be necessary or appropriate to perfect and maintain the local limited partnerships, as a limited partnership under state law, and to develop, maintain, and operate the respective local limited partnerships in accordance with provisions of the local limited partnership agreement and applicable Federal, state and local laws and regulations

               o The general partner shall cause the local limited partnerships to obtain and maintain at all times, insurance in such amounts and at terms customary for a project similar to the local limited partnerships

               o    The  general   partner  is   responsible   for  obtaining  a
                    management   agent   for  the   respective   local   limited
                    partnerships

           In addition, the local limited partnership agreements each state that the Partnership, as limited partner, shall not take part in the management of the local limited partnership's business or transact any business for the local limited partnership, nor have any power to sign for or to bind the local limited partnership or to subject the local limited partnership to any liability or obligation.

           The Partnership next considered paragraph 5(b)(2) and determined based on review of each of the local limited partnership agreements that the group of equity holders at risk do not lack the ability to absorb expected losses, are not protected from the expected losses and are not guaranteed a return.

           The Partnership next considered paragraph 5(b)(3) and determined based on review of each of the local limited partnership agreements that the group of equity holders at risk do receive the expected residual returns and are not subject to caps on expected returns.

           The Partnership next considered paragraph 5(c) and determined based on review of each of the local limited partnership agreements that the general partner is generally the equity holder who is involved in the partnership activity of real estate development and operations and also benefits through the receipt of fees for services provided to the local limited partnerships and the right to receive distributions from the local limited partnerships. Therefore the Partnership does not believe that substantially all of the activities of the respective local limited partnerships involve, and are performed on behalf of, the investor (the limited partner) that has disproportionately few voting rights.

           The Partnership next considered paragraph 5(a), 9 and 10 and determined based on review of the audited financial statements of the local limited partnership and other available financial information with respect to the local limited partnerships, that each of the local limited partnerships had sufficient equity investment at risk, as demonstrated by the ability of the local limited partnership to finance its activities without additional subordinated financial support.

           The Partnership concluded, based on its qualitative consideration of the factors discussed above, that the ten local limited partnerships are not VIEs.

           The Partnership's approach to the quantification of the equity investment at risk for each general partner of the local limited partnerships consisted of reviewing the partnership agreements for the determination of the capital contribution of the respective partners. The Partnership considered payments to the general partners of certain fees as defined in the local limited partnership agreements that could be considered a reduction of the capital contributed; however these fees were generally in consideration of services performed by the general partner or covenants provided by the general partner to fund development deficits and operating deficits within a defined time period at the inception of each local limited partnership, and were determined to be reasonable in relation to the nature of the services provided. Therefore, the Partnership concluded that these fees should not be considered a reduction of capital contributed by the general partner.


        3. Comment: You refer to the Partnership's maximum exposure to loss at December 31, 2004 relative to determining the primary beneficiary for the identified VIEs. In a supplemental response, please tell us whether you evaluated the Partnership's expected losses and residual returns and equity investment at risk as applicable at the time the Partnership became involved with the Local Limited Partnerships, as opposed to its equity at risk at December 31, 2004. Additionally, please address whether you included the Partnership's rights to tax credits in the expected cash flows.

           Response: The Partnership refers to the maximum exposure to loss at December 31, 2004 as a result of its involvement with unconsolidated VIEs in order to comply with the disclosure requirements of paragraph 24(c) of FIN 46R and not for purposes of determining the primary beneficiary for the identified VIEs.

           The Partnership evaluated the equity investment at risk based on the provisions of the local limited partnership agreements in place and any subsequent amendments to such local limited partnership agreements. As provided in paragraph 38 of FIN 46R, the Partnership was unable to obtain all of the information necessary to make its determination at the date the Partnership first became involved with the local limited partnerships. The local limited partnership agreements are considered "living" documents that capture changes in structure and terms of the respective local limited partnerships. Accordingly, the Partnership's evaluation of equity investment at risk was considered to be performed as of the date on which FIN 46R was first applied, or December 31, 2004. Although the Partnership has not performed a quantitative analysis to determine the relative exposures of the Partnership and the general partners to the expected losses of the respective local limited partnerships, the Partnership generally believes that at December 31, 2004 it would have the greatest exposure based on provisions in the local limited partnership agreements that provide for allocations and distributions in accordance with ownership interest. The Partnership considered this factor, together with other factors in paragraph 17 of FIN 46R, in the determination of the primary beneficiary of those local limited partnerships determined to be VIEs.

           The Partnership determined that the tax credit allocation period for each of the nineteen local limited partnerships had expired at December 31, 2004 and investors were fully allocated their portion of tax credits. In addition, in the event the amount of tax credits allocated to investors were less than the amount originally provided to the investors, the general partner would have the responsibility to make the investor whole. Therefore if a quantitative analysis of the relative exposures of the Partnership to the expected losses and residual returns had been performed at December 31, 2004, the Partnership's rights to tax credits would not have been a factor in the expected cash flows.

                        *     *     *     *     *

As requested by the Staff, the Partnership acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson
                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  general   partner  of  National   Tax
                                    Credit Partners, L.P.



cc:  Stephen B. Waters